SEC File No. 70-




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM U-1

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                              GPX Acquisition Corp.
                               300 Madison Avenue
                          Morristown, New Jersey 07962
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                  (Name of companies filing this statement and
                    addresses of principal executive offices)


                                    GPU, INC.
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          (Name of top registered holding company parent of applicant)



S.L. Guibord, Secretary                 Douglas E. Davidson, Esq.
M.J. Connolly                           Berlack, Israels & Liberman LLP
Vice President - Law                    120 West 45th Street
D.C. Brauer, Vice President             New York, New York  10036
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

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                   (Names and addresses of agents for service)




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Item 1.     Description of Proposed Transaction.
            ------------------------------------

            A. GPU, through its wholly-owned subsidiary, GPX Acquisition Corp. ("Acquisition Corp." and, together with GPU, "Applicants"), proposes to acquire for cash all of the issued and outstanding shares of common stock, $0.01 par value, of MYR Group Inc., a Delaware corporation ("MYR"), as more fully described below. MYR is a publicly-held utility infrastructure services and electrical contracting company headquartered in Rolling Meadows, Illinois. MYR's common stock is registered (SEC File No. 1-8325) under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is listed for trading on the New York Stock Exchange.

            B. Pursuant to a Plan and Agreement of Merger, dated as of December 21, 1999 ("Merger Agreement"), GPU has agreed to pay MYR shareholders $30.10 per share in cash for their shares of MYR common stock. MYR currently has 6,429,135 shares of common stock outstanding (including 335,927 shares issued under MYR's restricted stock plans). An additional 882,086 MYR shares are issuable under outstanding MYR convertible debt, 600,183 of which shares are repurchasable by MYR at a price of $5.67954 per share, and a total of 756,650 MYR shares are issuable under outstanding stock options. Unless an option holder elects to convert such holder's MYR options into options to purchase shares of GPU common stock, as described in paragraph C below, a holder of an MYR stock option will receive in cash, subject to compliance with vesting requirements, an amount per share equal to the difference between $30.10 and the per share exercise price. Consequently, the aggregate purchase price for all shares of MYR common stock outstanding and issuable as aforesaid, at $30.10 per share, after taking into account the offsetting payments attributable to the future exercise of stock options and the repurchase rights with respect to shares issuable in respect of convertible debt, is approximately $218 million.

            C. GPU has also agreed, subject to Commission authorization, to allow the holders of the 756,650 outstanding MYR stock options and the 335,927 outstanding shares of MYR restricted stock, if such holders so elect, and in lieu of the cash payments referred to above, to substitute GPU common stock for the MYR common stock issuable or outstanding, as the case may be, in respect thereof, pursuant to a formula intended to provide such holders with equivalent value in GPU common stock. The number of shares of GPU common stock issuable in respect of any such assumed outstanding MYR stock option shall be equal to the product of the number of shares of MYR common stock covered by such option multiplied by the number (the "Exchange Ratio") determined by dividing $30.10 by the average closing price of GPU common stock for the five trading days immediately preceding the date of consummation of the merger discussed in paragraph D below (the "Operative Price"), and the per share exercise price for the GPU common stock so issuable shall be equal to the quotient determined by dividing the exercise price per share specified for such MYR stock option by the



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Exchange Ratio.  The number of shares of GPU common stock issuable in respect of any such assumed outstanding shares of MYR restricted stock shall be equal to the product of the number of shares of such restricted stock multiplied by the number determined by dividing $30.10 by the Operative Price. If the December 28, 1999 closing sales price of $29.875 for GPU common stock on the New York Stock Exchange were the Operative Price for these purposes, a maximum of 762,349 shares of GPU common stock would be issuable if all MYR stock options were assumed and a maximum of 338,457 shares of GPU common stock would be issuable if all shares of MYR restricted stock were assumed. Accordingly, GPU seeks authority pursuant to Sections 6(a) and 7 of the Act to issue shares of its common stock to holders of MYR stock options and restricted stock to the extent such holders make the foregoing election.

            D. The Merger Agreement provides that within five business days following its execution, Acquisition Corp. will commence a cash tender offer in accordance with Section 14 of the Exchange Act ("Tender Offer") to acquire MYR common stock subject to the terms and conditions of the Tender Offer. Consequently, on December 29, 1999 Acquisition Corp. commenced the Tender Offer subject to the terms and conditions of Rule 51 under the Act, to acquire all of the issued and outstanding shares of MYR common stock. The Merger Agreement further provides that following completion of the Tender Offer, Acquisition Corp. will be merged with and into MYR pursuant to section 251 of the Delaware General Corporation Law and that MYR will survive the merger. At the effective time of the merger, each MYR shareholder (other than Acquisition Corp. and any shareholders exercising their statutory dissenters' rights) will be entitled to receive $30.10 per share upon surrender of their shares of MYR common stock. Following completion of the merger, MYR will be a wholly-owned subsidiary of GPU.

Description of MYR

            E. MYR's principal business consists of providing utility infrastructure and related commercial and industrial contracting services. MYR is the fifth largest specialty contractor in the United States and has eight operating subsidiaries across the country.(1)

            F. MYR's infrastructure services ("Infrastructure Services"), which represent approximately two thirds of its

---------------
1 MYR operates through the following subsidiary companies: the L. E. Myers Co. in the Southeast, Midwest and Northeast; the Harlan Electric Company in Michigan, the Northeast and the Ohio Valley; the Sturgeon Electric Company, Inc. in the West; Hawkeye Construction, Inc. in the Pacific Northwest; the D. W. Close Company, Inc. in Seattle; the Power Piping Company in Pennsylvania, Virginia and the Ohio River Valley; ComTel Technology, Inc. in Colorado and Arizona; and MYRcom in the Southeast and Southwest.

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revenues,   principally  consist  of  electric  and  gas  utility  transmission, distribution and substation construction, telecommunications infrastructure, and traffic and street lighting. Commercial and industrial services ("C&I Services") consist of electrical, mechanical and maintenance contracting. MYR also performs emergency restoration and ongoing maintenance services for utility networks. MYR's strategy includes efforts to increase business from utilities by forming alliances which establish repeat business, in addition to capturing outsourcing business from utilities. MYR has achieved an annual revenue growth of just under 20% since 1995, generated principally by internal growth.

            G. MYR is one of the top fleet operators of specialty equipment in the United States and manages a national fleet of approximately 5,000 construction vehicles including trucks, trailers, tractors, tension stringing machines, bulldozers, bucket trucks, digger derricks and cranes. MYR is able to draw quickly on its extensive equipment resources in order to bring the proper equipment to the right location to meet its customers' needs. As an example, when Hurricane George struck the southeast coast of the United States in 1998, MYR was called upon to perform emergency utility infrastructure repair work. Within 48 hours MYR had over 170 pieces of equipment drawn from eight different locations working on-site to meet the critical needs of its electric utility customers. Due to its large, national base of customers and the breadth of its operations, MYR is able to achieve high equipment utilization rates while still assuring that the appropriate equipment is available for critical applications.

            H. MYR is one of only a few nationwide infrastructure construction companies and is managed using a decentralized operation structure with strong centralized corporate controls and support. This operating philosophy allows MYR to benefit from the economies of scale and scope of a large national organization while maintaining close contact with its local markets.

            I. Every MYR utility customer has a single local contact person. As a result, customers receive the focused attention they expect while benefiting from the broad capability and expertise of a large national organization.

Business Positioning of MYR
---------------------------

            J. Through its unique combination of skills, size, people and resources, MYR is well positioned to continue to benefit from deregulation of the electric utility industry and growth of the telecom industry. Ongoing deregulation in the electric utility industry has encouraged electric distribution companies ("EDCs") to intensify their focus on competitive issues, cost structure, return on capital and profitability. As a result, EDCs are increasingly outsourcing a portion of their required distribution network construction and maintenance work to reliable, cost-effective contractors. MYR's

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large  fleet  size and large,  flexible  workforce  allow it to provide  its EDC customers with better construction services at a lower cost than they can provide on their own. Furthermore, in emergency situations, such as storm repair, MYR is able to quickly marshal substantial assets from around the country to repair and restore transmission and distribution systems. This allows the EDC to have fewer linemen and less equipment in reserve for emergency situations.

            K. In addition, merger activity among EDCs continues to increase the size, scale and geographical coverage area of many electric utilities. This consolidation favors outsourcing EDC construction and maintenance to entities with better scale and capabilities than that available from most local providers. Consequently, company-wide construction outsourcing decisions are being made at higher levels of management where a contractor's reputation for quality and reliability, overall resources and expertise, geographical presence and cost advantages are paramount. MYR, with its national presence and expansive capabilities, can offer EDC clients high quality, flexible service at lower cost and is uniquely positioned to increase its revenue from EDC consolidations.

            L. Following  Federal Energy  Regulatory  Commission  initiatives to modify or re-regulate the transmission segment of the utility industry, new owners of transmission may emerge and MYR expects that they will not have major transmission-level construction and maintenance capabilities. Transmission construction requires unique construction skills and significant investment in equipment. MYR's proven expertise in transmission construction and maintenance will allow it to have a leading market share in outsourced transmission projects in the future.

            M. Deregulation of the electric utility industry has led to a flurry of merchant power plant activity. Merchant power plants require construction contractors with significant electrical, heavy mechanical and transmission construction capabilities - all of which are proven, core strengths of MYR. MYR believes it is one of the few contractors that has the capability to perform all facets of power plant construction including turbine/piping hook up, electrical wiring and transmission construction build-out and tie-ins. Currently, developers and engineers source such capabilities from numerous separate contractors. MYR believes it is well positioned to earn mechanical and electrical construction contracts on new plants being bid. With the potential for substantial maintenance revenue to follow, MYR expects merchant power plant construction and maintenance to be a significant new revenue growth area over the next several years.

          N. Many utilities wish to become total energy solutions and service providers to their customers "on both sides of the meter". However, servicing "the other side of the meter" means that utilities will need to provide

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electrical and mechanical  construction services that few have the capability to provide internally. MYR, with its strong existing utility relationships and proven expertise in commercial and industrial construction services, is a natural outsourcing partner to help these utilities achieve their "both sides of the meter" objectives. This allows the utility to offer such service without
having  to  acquire  and/or  build   electrical   and  mechanical   construction
capabilities.   This  industry  trend  and  opportunity  highlight  the  natural synergies that exist between MYR's Infrastructure Services and C&I Services businesses. MYR currently provides outsourced electrical and mechanical services to several of its utility alliance partners, in each case under the utility's brand name.

            O.  In  response  to new  technology  and the  economy's  increasing dependence on ever-expanding information services, telecom companies and non-regulated telecommunications subsidiaries of electric utilities have committed significant capital to build infrastructure and increase bandwidth capacity. MYR has historically derived significant revenues from telecom infrastructure projects and has recently formed a new subsidiary, MYRcom, in order to increase its focus on the telecom sector. The strategic push by many electric utility companies into telecommunications provides strategic synergies with MYR's growing EDC outsourced services business. MYR expects to continue to benefit from significant high growth, high margin telecom infrastructure business into the future, as it maintains and expands its telecom company relationships and derives more telecom related business from electric utility clients.

GPU
----
            P. For many years, GPU operated as a traditional, vertically integrated electric utility holding company with operating subsidiaries that provided generation, transmission and distribution of electricity to wholesale and retail customers. In response to the changing utility industry and electricity deregulation, GPU has now repositioned itself as an infrastructure services company focussing almost exclusively on the delivery of energy and its associated products and services, rather than on energy production or supply. To this end, GPU has recently completed the sales of substantially all of its fossil fuel and hydroelectric generating facilities and of the Three Mile Island Unit 1 nuclear station and is in the process of completing the sale of its one remaining nuclear power plant. GPU's main business objective has become the provision of reliable energy delivery services to its customer base. As a result, GPU is currently seeking business opportunities that would both enhance its current position in the infrastructure services area, the area which GPU has determined is most aptly its core business, and provide opportunities for growth in areas related to these core business activities. GPU has determined that an acquisition of MYR will better position GPU and its regulated domestic utility

                                      - 5 -


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transmission and distribution  operating  subsidiaries -- Jersey Central Power &
Light  Company  ("JCP&L"),   Pennsylvania   Electric  Company   ("Penelec")  and
Metropolitan Edison Company ("Met-Ed") -- to serve their customers more effectively and to implement their future business strategy, which is to devote their full resources to developing an infrastructure services business. An infrastructure company, as GPU envisions it, is one focusing exclusively on energy delivery and the services and products, such as telecommunications, for example, which naturally complement such delivery, rather than the production or supply of energy.

            Q. In response to the requests of state regulators and the needs of its customer base, GPU has recently announced its commitment to spend an additional $40-50 million over the next two years to improve reliability and enhance the distribution services of the GPU network. GPU believes that its position as an infrastructure company, particularly with respect to the maintenance of a reliable transmission and distribution system, is a necessary growth area. The acquisition of MYR presents GPU with a unique opportunity both to address the GPU System's existing reliability concerns and to position GPU and its subsidiaries to compete in today's energy services market. The acquisition will enable GPU to enhance its existing infrastructure support capacity and to offer more reliable services to its customers immediately, without the need slowly (and less efficiently) to expand internally. MYR is a fully integrated infrastructure services operation which fits well within GPU's overarching future business plans.

            R. Following its acquisition by GPU, MYR will provide Infrastructure Services to JCP&L, Penelec and Met-Ed. While GPU would, of course, be able to outsource these services, GPU has determined that the MYR acquisition will be a far more effective way to meet the needs of GPU customers and GPU investors. For example, ownership of MYR will assure that the GPU System will have first priority access to the MYR Infrastructure Services during times of high demand, such as after storms and during heatwaves, and will thus be able to address its system reliability concerns in a timely fashion. The MYR acquisition will also afford GPU investors an important new source of revenues and an opportunity for growth and profits and will provide GPU with personnel having an understanding of the pricing, marketing and management of competitive utility services and the management of a variable work force. Development of non-rate regulated service businesses is a keystone in GPU's strategy to compete successfully in the changing energy industry. There are substantial synergies between the services MYR offers and the services and the needs of the GPU System. MYR provides services in areas where GPU has recognized the need to enhance its infrastructure service capabilities.

          S. JCP&L, Penelec and Met-Ed have in the past used, are presently using, and fully expect in the future to continue to make use of, the MYR services. If GPU is successful in ultimately acquiring MYR, MYR would continue

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to offer its Infrastructure Services and C&I Services both to the GPU System and on a nationwide basis. While GPU cannot now estimate the full extent to which MYR would provide Infrastructure Services to GPU's utility subsidiaries, GPU anticipates that the level of such services would continue to increase over time as MYR begins to augment GPU's emergency restoration efforts and provide other seasonal services. Furthermore, as part of the GPU System, MYR could more readily provide both Infrastructure Services and C&I Services within the GPU service territory and the surrounding service territories. All services provided to non-affiliates would be offered at market-based rates.

Statutory Analysis
------------------

            T. The MYR acquisition satisfies the standards of Section 10 of the Act, including, in particular, Section 10(c)(1) which requires that the acquisition of an interest in a business not be "detrimental to the carrying out of the provisions of Section 11" of the Act. Section 11(b)(1), in turn, directs the Commission to limit the retention by registered holding companies of non-utility businesses to those that are "reasonably incidental, or economically necessary or appropriate" to the utility operations, including non-utility businesses which are "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning" of the holding company system. The Commission has interpreted these statutory provisions to require that the non-utility business bear a "functional relationship" to the utility operations. See Jersey Central Power & Light Company, HCAR No. 24348 (March 18, 1987); Southern Company, HCAR No. 26211 (December 30, 1994). Previous Commission orders provide ample precedent for GPU's proposed acquisition of MYR. There follows an analysis of the Commission's prior orders authorizing: (1) activities similar to MYR's Infrastructure Services and C&I Services; (2) services which use expertise developed over the course of utility operations; and (3) activities where the Commission has permitted the provision of services which represent "excess capacity".

Similar Activities
------------------

            U. The Commission has previously authorized registered holding companies to engage in activities which are similar to those offered by MYR. For example, in Interstate Energy Corp., HCAR No. 27069 (Aug. 26, 1999) ("Interstate"), the Commission authorized Alliant Energy Resources, Inc. to offer internationally services which are similar to MYR's Infrastructure Services and C&I Services and, in some cases, extending even beyond these Services. These authorized services include the construction, maintenance and installation of motors, pumps and heating, ventilating, air conditioning, electrical, power, plumbing, alarm and water and water-purification systems in connection with energy-related needs. In an earlier order, the Commission also

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permitted the  construction  and  maintenance of similar systems by a registered holding  company  subsidiary.  See Cinergy Corp.,  HCAR No. 26662 (Feb. 7, 1997)
("Cinergy")   (permitting  subsidiary  to  offer,  among  other  things,  energy management services related to the construction of heating, ventilating, air conditioning, electrical, power, water and plumbing systems).

            V.  In  Interstate  and  Cinergy,   the  Commission   permitted  the
applicants to engage in activities which, in accordance with Section 11, bear a functional relationship to traditional utility activities. MYR's activities and GPU's core utility business also share a similar relationship - both are primarily devoted to construction and maintenance of electric utility transmission and distribution systems and related energy delivery services. While the precise services the Commission authorized in Interstate and Cinergy may not be identical to MYR's Infrastructure Services and C&I Services, they are certainly no more related to the core utility operations in those cases than are the MYR services to GPU's infrastructure business. In short, the Infrastructure Services and C&I Services represent no more of a departure from traditional utility operations than do the activities the Commission has authorized in the Interstate and Cinergy orders. Commission authorization of GPU's acquisition of MYR would therefore be entirely consistent with the Interstate and Cinergy decisions.


          W. Other Commission decisions are also relevant on this score. For instance, in New England Electric System, HCAR No. 26681 (Mar. 7, 1997)
("NEES"), the Commission permitted the New England Electric System to offer, among other things, transmission line services, maintenance and construction services and mechanical and repair services. All of these services are quite similar to certain of the Infrastructure Services and C&I Services.(2) Similarly, in the New Century Energies merger order (HCAR No. 26748 (Aug. 1,
1997)),  the Commission  permitted New Century to retain a business which, among



---------------
2   Applicants note that the revenues derived from the activities authorized in the NEES order were subject to a 50% limitation on revenues earned from services performed outside of the system service territories and surrounding areas. Applicants submit that such a limitation is no longer appropriate in light of the Commission's current policy to move away from such limitations. Indeed, the Commission has in recent years removed the 50% limitation initially imposed on non-utility subsidiaries or simply not imposed it at all. In Eastern Util. Assocs., HCAR No. 26232 (Feb. 15, 1995) the Commission removed a 50% revenue limitation applicable to a non-utility subsidiary for a number of reasons which also apply to the MYR acquisition: the subsidiary was financially healthy, the services offered by the subsidiary provided significant benefits to system consumers and the expansion would not have an adverse effect on system consumers, nor would it divert management time and attention away from core utility operations. In more recent orders, such as the Cinergy and Interstate orders, the Commission has authorized nonutility subsidiaries to engage in activities without imposing a revenue limitation.

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other  things,  provides  services  related  to power  plant and  cooling  tower construction, and collects, processes and sells scrap metal by-products of utility operations. Again, while these services are not identical to the services which MYR offers, the New Century and NEES orders nonetheless demonstrate that the Commission will authorize registered holding company systems to engage in business activities, such as MYR's Infrastructure Services and C&I Services, which are at least reasonably related to the utility's core business.


            X. The fact is, however, that MYR's Infrastructure Services are much more than tangentially related to the GPU System's core utility business. Indeed, they represent the core of the GPU System's current business activities. The business of offering such core services to non-affiliates is a natural and necessary outgrowth of GPU's current operations and fits squarely within its business strategy. Just as important, development of enhanced infrastructure and energy-related service resources is essential to maintaining and enhancing GPU's ability to serve its utility customers and address their reliability needs.

Utility Expertise
-----------------

            Y. There have also been a number of instances where the Commission has authorized registered holding companies to provide to third parties "consulting" services, which offer management, technical and training services that draw on the expertise developed by the holding company's operating subsidiaries for use within their own systems. This line of Commission precedent evidences the Commission's response to industry change reflecting the utility industry's movement from the traditional production and distribution functions to more broadly based competitive energy services business. See American Electric Power Co., HCAR No. 22468 (Apr. 21, 1982) (management, technical and training services); Southern Co., HCAR No. 22132 (Jul. 17, 1981) (same). In these orders, the Commission has recognized that full utilization of the utility's development of various management, technical and training services would not be detrimental to the interests protected by the Act.

            Z. The GPU System has over 50 years of experience performing infrastructure services on an intrasystem level, just as these other utilities had experience offering intrasystem consulting services before receiving Commission authorization to offer such services to non-affiliates. Thus, based on these consulting orders, GPU's acquisition of MYR is within the parameters the Commission has already established since the Infrastructure Services and C&I Services will involve the offering by the GPU System of products and services developed in the course of its utility operations. It should not matter for purposes of the Act that the entity offering these services has been recently acquired.


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Excess Capacity
---------------

            AA. In another category of orders, the Commission has authorized registered holding companies to provide a variety of energy management, consulting or other goods and services to non-affiliates where the relevant expertise had originally been developed by the utility system and "excess capacity" was available. These orders are relevant to GPU's acquisition of MYR inasmuch as many of the services MYR will market to third parties are those which have been developed by the GPU System which will be in excess of the system's needs. For example, in Southern Co., HCAR No. 26211 (Dec. 30, 1994), the Commission authorized Southern to develop a communications system to service both system companies and non-affiliates. In another "excess capacity" case, Consolidated Natural Gas ("CNG") obtained permission to expand the scope of authorized services that its non-utility subsidiary could provide. Consolidated Natural Gas Co., HCAR No. 26757 (Aug. 27, 1997). There, the applicants stated in support of their request that the additional services "will lead to increased and more efficient utilization of existing [utility company] personnel and facilities and additional revenues to offset the cost of maintaining such personnel and facilities."

            BB. These "excess capacity" cases involved the sale to non-affiliates of excess capacity that had initially been developed by the registered holding company. While GPU's proposed acquisition of MYR involves the acquisition of "excess capacity" at times, GPU will require MYR's resources for its own utility purposes. This acquisition will eliminate the need to develop such capacity internally, which would then ultimately be marketed to third parties. Moreover, internal development would, as noted, be slow and inefficient and would likely leave GPU with "excess capacity" (required to meet its own peak needs) that could not be effectively marketed to non-affiliates due to a lack of the necessary "critical mass" of personnel and resources. In addition, these excess capacity cases clearly indicate that the Commission has recognized that the sale of excess utility goods and services by registered holding companies is permissible within the parameters of the Act.

Evolving Commission Perspective
-------------------------------
            CC. The Commission orders discussed above indicate that, over time, the Commission has recognized the progression of the utility industry to one with increasing emphasis on energy management, competition and diversification. Indeed, as observed in the Division of Investment Management's ("Division") 1995 Report on the Regulation of Public Utility Holding Companies ("1995 Report"), the Commission's administration and interpretation of Section 11(b)(1) has likewise evolved.

            The SEC's administration and interpretation of section 11 has also progressed through the years to attempt to meet the needs of the changing utility industry, from strict construction of the statutory requirements in light of the original goals of the Act, to more flexible interpretation to reflect the increasing effectiveness of state regulation and the growing obsolescence of the utility as purely a local monopoly.(3)

            DD. Additionally, in its discussion of Rule 58 in the 1995 Report, the Division recommended a more flexible interpretation of the provisions of the Act concerning diversification [for diversified activities that fall outside the scope of Rule 58]. Specifically, the Division contemplates an interpretation of the language of Section 11(b)(1) that would allow registered holding companies to engage in non-utility businesses that are economically appropriate and in the public interest, regardless of whether such activities are ancillary to the utility business. (citations omitted).(4)

            EE. Thus, given the general trend toward a more flexible, broader interpretation of the functional relationship test and based on the precedent discussed in this Application, the Commission should authorize GPU's acquisition of MYR.

            FF.   Rule 54 Analysis.

            (a) As described below, GPU meets all of the conditions of Rule 53 under the Act, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its average "consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At September 30, 1999, GPU's average consolidated retained earnings was approximately $2.367 billion, and GPU's aggregate investment in EWGs and FUCOs was approximately $2.180 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $187 million in EWGs and FUCOs as of September 30, 1999.

            (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

               (A) For each United States EWG in which GPU directly or indirectly holds an interest:




---------------
3     1995 Report at pp. 81-82.
      -----------
4     1995 Report at p. 91.
      -----------
                                     - 11 -

                    (1)   the  books  and  records  for such EWG will be kept in
                          conformity  with  United  States  generally   accepted
                          accounting principles ("GAAP");

                    (2)   the   financial   statements   will  be   prepared  in
                          accordance with GAAP; and

                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

               (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of GPU:

                    (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                    (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

               (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

                          (1) such entity to maintain books and records in accordance with GAAP;

                          (2) the financial statements of such entity to be prepared in accordance with GAAP; and

                          (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii)
                          (A) and (a) (2) (iii) (B) of Rule 53.

            (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.

            (iii) Copies of this Application are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(5) In addition, GPU will submit to each such commission copies of any amendments to this Application and any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

            (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transaction.

               (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

               (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2.367 billion) represented an increase of approximately $51 million (or approximately 2%) in the average consolidated retained earnings for the previous four quarterly periods (approximately $2.316 billion).

               (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1998 in excess of 5% of GPU's September 30, 1999 consolidated retained earnings.

            As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater

---------------
5 Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

            Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application. The transactions would not, by themselves, or even when considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU System, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

            The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 60.7% debt.

            GPU's September 30, 1999 consolidated capitalization consists of 33.9% equity and 66.1% debt. Thus, since the date of the November 5 Order, there has been no adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(6)

            GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1992 through 1998. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(7)

            Accordingly,   since  the  date  of  the   November  5  Order,   the
capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

---------------
6 The first mortgage bonds of GPU's public utility subsidiaries -- Penelec, JCP&L and Met-Ed -- are rated A+ by Standard & Poors Corporation, and A2, Baa1 and A3, respectively, by Moody's Investor Services, Inc. 7 As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investments in EWGs and FUCOs as a result of the windfall profits tax imposed on Midlands Electricity, plc.

            Reference is made to Exhibit H filed herewith which sets forth GPU's consolidated capitalization at September 30, 1999 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

Item 2.     Fees, Commissions and Expenses.
            -------------------------------

            The estimated fees, commissions and expenses to be incurred in connection with GPU's acquisition of MYR will be filed by amendment.

Item 3.     Applicable Statutory Provisions.
            --------------------------------

            Sections  6(a),  7,  9(a),  10,  11(b)(1),  12 and  13(b) of the
Act and Rule 54 thereunder are applicable to the transactions proposed herein.

Item 4.     Regulatory Approval.
            -------------------

            No state or Federal commission (other than your Commission) has jurisdiction with respect to GPU's acquisition of MYR.

Item 5.     Procedure.
            ----------

            It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than February 29, 2000. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.     Exhibits and Financial Statements.
            ----------------------------------

            (a)   Exhibits:

                  A-1 Schedule 14A filed by MYR Group Inc., for its 1999 annual meeting of shareholders -- incorporated by reference to Schedule 14A filing made by MYR Group Inc., SEC File No. 001-08325, filed on April 9, 1999.

                  A-2 Annual Report on Form 10-K and exhibits thereto filed by MYR Group Inc. for the year 1998 -- incorporated by reference to Form 10-K filing made by MYR Group Inc., SEC File No. 001-08325, filed on March 29, 1999.

                  A-3 Quarterly Reports on Form 10-Q and exhibits thereto filed by MYR Group Inc. for the quarterly periods ending September 30, 1999, June 30, 1999 and March 30, 1999 -- incorporated by reference to Form 10-Q filings made by MYR Group Inc., SEC File No. 001-08325, filed on October 21, 1999, July 23,
                              1999  and May 12, 1999, respectively.

                  A-4 Schedule 14D-1 and exhibits thereto filed by Applicants -- incorporated by reference to
                              Schedule 14D-1 filing made by GPU (SEC File No. 001-6047) and Acquisition Corp., filed on December 29, 1999.

                  A-5 Schedule 14D-9 and exhibits thereto filed by MYR Group Inc. -- incorporated by reference to
                              Schedule 14D-9 filing made by MYR Group Inc., SEC File No. 001-08325, filed on December 29, 1999.

                  B           Not applicable.

                  C           Not applicable.

                  D           Not applicable.

                  E           Not applicable.

                  F Opinion of Berlack, Israels & Liberman LLP -- to be filed by amendment.

                  G Financial Data Schedule -- to be filed by amendment.

                  H Actual and Pro Forma Capitalization Tables -- to be filed by amendment.

                  I           Proposed form of Public Notice.

            (b)   Financial Statements:

                  1-A GPU and Subsidiary Companies Consolidated Balance Sheets, actual and pro forma, as at September 30, 1999, and consolidated Statement of Income and Retained Earnings, actual and pro forma, for the twelve months ended September 30, 1999; pro forma journal entries -- to be filed by amendment.

                  1-B GPU (Corporate) Balance Sheets, actual and pro forma, as at September 30, 1999 and Statements of Income and Retained Earnings, actual and pro forma, for the twelve months ended September 30, 1999; pro forma journal entries -- to be filed by amendment.

                  2 Reference is made to the financial statements included in 1 above.

                  3           None.

                  4 None, except as set forth in the notes to the Financial Statements.

Item 7.     Information as to Environmental Effects.
            ----------------------------------------

            The proposed transactions are for the purpose of carrying out GPU's business activities. Consequently, the issuance of an order by your Commission with respect to the subject transactions is not a major Federal action significantly affecting the quality of the human environment.

            No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions. Reference is made to
Item 4 hereof regarding regulatory approvals with respect to the proposed transactions.

                                    SIGNATURE

            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                    GPU, INC.




                                    By:   /s/ T. G. Howson
                                          ----------------------------
                                          T.G. Howson, Vice President
                                          and Treasurer


                                    GPX ACQUISITION CORP.




                                    By:   /s/ T. G. Howson
                                          ----------------------------
                                          T.G. Howson, Treasurer




Date:  December 30, 1999